Exhibit 99.1

PRESS RELEASE	MEDIA CONTACT Birkenstock Holding plc ir@Birkenstock-holding.com
LONDON, UNITED KINGDOM || december 18, 2024

BIRKENSTOCK REPORTS fiscal 2024 results; revenue growth and adjusted EBITDA ahead of expectations

Birkenstock Holding plc (“BIRKENSTOCK”, the “Company” or “we”, NYSE: BIRK) today announces financial results for the fourth quarter and fiscal year ended September 30, 2024. The Company reports fiscal 2024 revenue growth of 21% on a reported and 22% on a constant currency basis, ahead of the Company's guidance of 20%, driven by continued strong and growing consumer demand for its products across all segments, channels and categories. Adjusted EBITDA margin for fiscal 2024 of 30.8% exceeded the Company's targeted range of 30-30.5%.

Financial highlights for the fiscal year ended September 30, 2024, (compared to the fiscal year ended September 30, 2023, unless otherwise stated):

•
Revenue of EUR 1.8 billion, an increase of 21% on a reported basis and 22% constant currency basis, ahead of projected constant currency growth of 20%
•
Strong double-digit revenue growth across all segments including 19% in the Americas, 21% in Europe and 42% in APMA on a constant currency basis
•
DTC revenue growth of 21% and B2B revenue growth of 23% on a constant currency basis
•
Closed-toe revenue growth of over twice the group average and increased share of business to approximately one-third
•
Gross profit margin of 58.8%, down 330 basis points from 62.1% due to the planned, temporary impact of production capacity expansion, channel mix shift, currency translation and other impacts
•
Net profit of EUR 192 million, up 155% year-over-year; EPS of EUR 1.02, up 149% year-over-year
•
Adjusted net profit of EUR 240 million, up 16% year-over-year; Adjusted EPS of EUR 1.28, up 13% year-over-year
•
Adjusted EBITDA of EUR 555 million, up 15% year-over-year; Adjusted EBITDA margin of 30.8%, above projected range of 30-30.5%

•
Cash flows from operating activities of EUR 429 million, compared to EUR 359 million a year ago, resulting in a net leverage ratio of 1.8x LTM EBITDA as of September 30, 2024

Financial highlights for the fourth quarter ended September 30, 2024, (compared to the fourth quarter ended September 30, 2023, unless otherwise stated):

•
Revenue of EUR 456 million, an increase of 22% on a reported and constant currency basis
•
Strong double-digit revenue growth across all segments including 21% in the Americas, 19% in Europe and 38% in APMA on a constant currency basis
•
DTC revenue growth of 18% and B2B revenue growth of 26% on a constant currency basis
•
Gross profit margin of 59.0%, down 640 basis points from 65.4% in the fourth quarter of 2023; the prior year quarter was impacted by several non-cash, true-up adjustments and the reclassification of certain logistics expenses which, combined, elevated the 4Q23 gross margin by approximately 450 bps. The remaining 190 bps decline in Gross Margin was the result of the expected under-absorption impact from added production capacity, the increase in B2B share relative to a year ago, and currency translation impacts, partially offset by pricing
•
Net profit of EUR 52 million, up from a Net loss of EUR 28 million; EPS of EUR 0.28, up from EUR (0.15)
•
Adjusted Net profit of EUR 55 million, up 118% from EUR 25 million; Adjusted EPS of EUR 0.29, up 107% from EUR 0.14
•
Adjusted EBITDA of EUR 125 million, up 31% year-over-year; Adjusted EBITDA margin of 27.4%, up 190 basis points from 25.5% a year ago

Guidance for the fiscal year ending September 30, 2025 (compared to the fiscal year ended September 30, 2024, unless otherwise stated):

•
Revenue growth of 15-17% in constant currency, with strong contribution from all segments, channels and categories
•
Adjusted EBITDA margin of 30.8-31.3%, an increase of up to 50 basis points compared with fiscal 2024
•
Gross profit margin should improve with increased utilization of new production facilities, moving closer to long-term target of 60%
•
Effective tax rate should be approximately 30%
•
Capital Expenditures of approximately EUR 80 million
•
Targeted net leverage ratio at September 30, 2025 of approximately 1.5x

Oliver Reichert, CEO of BIRKENSTOCK Group and Member of the Board of Directors of the Company: “I'm proud to be reporting very strong 2024 results, with both revenue and Adjusted EBITDA coming in ahead of our expectations. I want to thank the BIRKENSTOCK team for their hard work and strong execution in 2024. We closed the year with 22% revenue growth, reaching over EUR 1.8 billion in our first year as a public company, continuing our decade-long track record of 20%+ revenue growth. We are delivering on the commitments we made during our IPO by expanding profitably into the white-space opportunities we identified: Closed-toe silhouettes, orthopedics, professional, outdoor, the APMA region and our own retail. As we continue to gain the attention of consumers

2	BIRKENSTOCK HOLDING PLC || press release || December 18, 2024

and wholesale partners, we are seeing strong, balanced growth in both our DTC and B2B channels. Both of these channels are highly profitable and allow us to maximize our reach, especially into new targeted consumer groups. As we look into 2025 and beyond, we are confident in our ability to deliver on our medium to long-term objectives for mid-to-high teens revenue growth, gross profit margin of around 60% and Adjusted EBITDA margin of over 30%.”

Fiscal 2024 results demonstrate continued strong and growing consumer demand

BIRKENSTOCK reports fiscal 2024 revenue of EUR 1.8 billion, up 22% compared to fiscal 2023 on a constant currency basis, continuing its decade-long track record of 20%+ revenue growth. Top-line growth was the result of strong consumer demand supported by new production capacity and category expansion. Pair growth was 14% in fiscal 2024, supported by the new production capacity added in fiscal 2024. Average Selling Price (ASP) grew 8% on a constant currency basis, supported by product mix and targeted price actions. ASP benefited from increased sales of closed-toe silhouettes, which grew over twice the group average and closed-toe share of business increased to approximately one-third.

B2B revenue grew 23% on a constant currency basis year-over-year as wholesale demand, supported by strong sell-through, remains very high. Over 90% of B2B growth came from within existing doors as key retail partners continue to expand the breadth and depth of their BIRKENSTOCK offerings to meet growing consumer demand. DTC revenue grew 21% on a constant currency basis in fiscal 2024, resulting in a DTC penetration rate of approximately 40%, consistent with last year. The Company opened 20 new owned stores, bringing the total number of owned retail stores to 67.

Broad-based double-digit revenue growth across all segments and channels

In the Americas, BIRKENSTOCK delivered constant currency revenue growth of 19% in fiscal 2024, supported by continued growth in both the B2B and DTC channels. B2B growth was especially strong and strengthened into year-end as key wholesale partners allocated more space to support meaningful 250-year anniversary displays and experienced strong back-to-school sell-through.

In Europe, BIRKENSTOCK continues to see market-leading growth and share gains across the region. Revenue in Europe grew 21% in fiscal 2024 on a constant currency basis, driven by strong demand in both the B2B and DTC channels across all countries.

In the APMA region, BIRKENSTOCK achieved revenue growth of 42% on a constant currency basis in fiscal 2024. During the year, the Company increased brand awareness in this important growth segment by expanding its physical presence with the opening of several new owned and partner mono-brand stores. The Company also launched on-line stores in Singapore, Malaysia and the Philippines.

Investing in production capacity to meet consumer demand and expand footprint

BIRKENSTOCK invested EUR 74 million in capital expenditures in fiscal 2024, primarily to expand production capacity and add to its own-retail footprint.

BIRKENSTOCK ended the year with cash and cash equivalents of EUR 356 million and net leverage of 1.8x as of September 30, 2024. The Company made net repayments of EUR 662 million in outstanding loans in fiscal 2024 and remains committed to further deleveraging its balance sheet with free cash flow.

3	BIRKENSTOCK HOLDING PLC || press release || December 18, 2024

Change in segment reporting beginning in fiscal first quarter 2025

Beginning in the fiscal first quarter 2025 (ending December 31, 2024), the Company will be making the following changes to its internal and external segment reporting:

•
Middle East and Africa regions (part of "APMA" prior to fiscal 2025) will be merged with the Europe operating segment to create a new Europe, Middle East and Africa ("EMEA") reporting and operating segment
•
India (part of "APMA" prior to fiscal 2025) will be merged with the remaining Asia Pacific countries to create a new Asia Pacific ("APAC") reporting and operating segment
•
No change to the Americas segment

The new reporting segments, Americas, EMEA, and APAC will be in effect beginning with the fiscal first quarter 2025 report. The Company plans to issue a 6-K prior to the release of fiscal first quarter 2025 results with a recast of fiscal 2024 and 2023 quarters to assist in the analysis of fiscal 2025 results.

4	BIRKENSTOCK HOLDING PLC || press release || December 18, 2024

Conference call information

BIRKENSTOCK will host a call to discuss fiscal 2024 results on December 18, 2024, at 8:00 a.m. Eastern Time (1:00 p.m. Greenwich Mean Time). A webcast of the call will be accessible on the Company’s Investor Relations website at https://www.birkenstock-holding.com. To join the phone line, please dial 1-888-506-0062 (US) or 1-973-528-0011 (International). The access code for the call is 341241. To access the phone line replay after the conclusion of the call, please dial 1-877-481-4010 (US) or 1-919-882-2331 (International). The access code for the replay is 51363. An archive of the webcast will also be available on BIRKENSTOCK’s Investor Relations website.

ABOUT BIRKENSTOCK

Birkenstock Holding plc is the ultimate parent Company of Birkenstock Group B.V. & Co. KG and its subsidiaries (the "Birkenstock Group"). BIRKENSTOCK is a global brand which embraces all consumers regardless of geography, gender, age and income and which is committed to a clear purpose - encouraging proper foot health. Deeply rooted in studies of the biomechanics of the human foot and backed by a family tradition of shoemaking that can be traced back to 1774, BIRKENSTOCK is a timeless «super brand» with a brand universe that transcends product categories and ranges from entry-level to luxury price points while addressing the growing need for a conscious and active lifestyle. Function, quality and tradition are the core values of the Zeitgeist brand which features products in the footwear, sleep systems and natural cosmetics categories. BIRKENSTOCK is the inventor of the footbed and has shaped the principle of walking as intended by nature ("Naturgewolltes Gehen").

INVESTOR & MEDIA CONTACT

Birkenstock Holding plc

ir@birkenstock-holding.com

5	BIRKENSTOCK HOLDING PLC || press release || December 18, 2024

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Certain statements in this press release may constitute “forward-looking” statements and information within the meaning of Section 27A of the Securities Act of 1933, as amended, Section 21E of the Securities Exchange Act of 1934, as amended, and the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking statements relate to our current expectations and views of future events, including our current expectations and views with respect to, among other things, our operations and financial performance. In particular, such forward-looking statements include statements relating to our fiscal 2025 outlook. Forward-looking statements include all statements that do not relate to matters of historical fact. In some cases, you can identify these forward-looking statements by the use of words such as “anticipate,” “believe,” “could,” “expect,” “should,” “plan,” “intend,” “estimate” and “potential,” “aim,” “anticipate,” “assume,” “continue,” “could,” “expect,” “forecast,” “guidance,” “intend,” “may,” “ongoing,” “plan,” “potential,” “predict,” “project,” “seek,” “should,” “target,” “will,” “would” or similar words or phrases, or the negatives of those words or phrases. The forward-looking statements contained in this press release are based on the Company’s management’s current expectations and are not guarantees of future performance. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors and are based on potentially inaccurate assumptions that could cause actual results to differ materially from those expected or implied by the forward- looking statements. Our actual results could differ materially from those expected in our forward-looking statements for many reasons, including: our dependence on the image and reputation of the BIRKENSTOCK brand; the intense competition we face from both established companies and newer entrants into the market; our ability to execute our DTC growth strategy and risks associated with our e-commerce platforms; our ability to adapt to changes in consumer preferences and attract new customers; harm to our brand and market share due to counterfeit products; our ability to successfully operate and expand retail stores; losses and liabilities arising from leased and owned real estate; risks relating to our non-footwear products; failure to realize expected returns from our investments in our businesses and operations; our ability to adequately manage our acquisitions, investments or other strategic initiatives; our ability to manage our operations at our current size or manage future growth effectively; our dependence on third parties for our sales and distribution channels; risks related to the conversion of wholesale distribution markets to owned and operated markets and risks related to productivity or efficiency initiatives; operational challenges relating to the distribution of our products; deterioration or termination of relationships with major wholesale partners; global or regional health events; seasonality, weather conditions and climate change; adverse events influencing the sustainability of our supply chain or our relationships with major suppliers or increases in raw materials or labor costs; our ability to effectively manage inventory; unforeseen business interruptions and other operational problems at our production facilities; disruptions to our shipping and delivery arrangements; failure to attract and retain key employees and deterioration of relationships with employees, employee representative bodies and stakeholders; risks relating to our intellectual property rights; risks relating to regulations governing the use and processing of personal data; disruption and security breaches affecting information technology systems; natural disasters, public health crises, political crises, civil unrest and other catastrophic events beyond our control; economic conditions impacting consumer spending, such as inflation; currency exchange rate fluctuations; risks related to litigation, compliance and regulatory matters; risks and costs related to corporate responsibility and ESG matters; inadequate insurance coverage, or increased insurance costs; tax- related risks; risks related to our indebtedness; risks related to our status as a foreign private issuer and a “controlled company”; and the factors described in the sections titled “Cautionary Statement Regarding Forward-Looking Statements” and “Risk Factors” in our Annual Report on Form 20-F filed with the Securities and Exchange Commission on January 18, 2024 as updated by our reports on Form 6-K that update, supplement or supersede such information. Any forward-looking statement made by us in this press release speaks only as of the date of this press release and is expressly qualified in its entirety by the cautionary statements included in this press release. We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments, or otherwise, except as required by law.

6	BIRKENSTOCK HOLDING PLC || press release || December 18, 2024

Non-IFRS Financial Information

This press release includes “non-IFRS measures” that are financial measures that either exclude or include amounts that are not excluded or included in the most directly comparable measures calculated and presented in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”). Specifically, we make use of the non-IFRS financial measures Adjusted EBITDA, Adjusted EBITDA Margin, Constant Currency Revenue growth, Adjusted EPS (Basic/Diluted), Adjusted Net profit, Net leverage and Net debt, which are not recognized measures under IFRS and should not be considered as alternatives to net income (loss), as a measure of financial performance or any other performance measure derived in accordance with IFRS.

We discuss non-IFRS financial measures in this press release because they are a basis upon which our management assesses our performance, and we believe they reflect underlying trends and are indicators of our business. Additionally, we believe that such non-IFRS financial measures and similar measures are widely used by securities analysts, investors and other interested parties as a means of evaluating a Company’s performance.

Our non-IFRS financial measures may not be comparable to similarly titled measures used by other companies. Our non-IFRS financial measures have limitations as analytical tools, as they do not reflect all the amounts associated with our results of operations as determined in accordance with IFRS. Our non-IFRS financial measures should not be considered in isolation, nor should they be regarded as a substitute for, or superior to, measures calculated and presented in accordance with IFRS. A reconciliation is provided in the tables accompanying this press release for each non-IFRS financial measure in this press release to the most directly comparable financial measure stated in accordance with IFRS. A reconciliation is not provided for any forward-looking non-IFRS financial measures as such a reconciliation is not available without unreasonable efforts.

7	BIRKENSTOCK HOLDING PLC || press release || December 18, 2024

Birkenstock Holding plc

Consolidated Statements of Profit

(In thousands of Euros, except share and per share information)

	Year ended September 30,		Three months ended September 30,
	2024	2023	2024	2023
Revenue	1,804,690	1,491,911	455,764	374,543
Cost of sales	(744,013)	(566,118)	(187,040)	(129,586)
Gross profit	1,060,677	925,793	268,724	244,957
Operating expenses
Selling and distribution expenses	(507,122)	(455,851)	(141,298)	(146,330)
General administration expenses	(113,444)	(171,388)	(31,690)	(84,552)
Foreign exchange gain (loss)	(19,641)	(36,056)	1,654	15,294
Other income (expense), net	612	(1,810)	139	(4,262)
Profit (loss) from operations	421,082	260,688	97,529	25,107
Finance cost, net	(127,300)	(107,036)	(19,283)	(25,678)
Profit (loss) before tax	293,782	153,652	78,246	(571)
Income tax expense	(102,180)	(78,630)	(25,781)	(27,716)
Net profit (loss)	191,602	75,022	52,465	(28,287)

Earnings per share
Basic	1.02	0.41	0.28	(0.15)
Diluted	1.02	0.41	0.28	(0.15)
Shares	187,599,357	182,721,369	187,829,202	182,721,369

8	BIRKENSTOCK HOLDING PLC || press release || December 18, 2024

Birkenstock Holding plc

Condensed Consolidated Statements of Financial Position

(In thousands of Euros)

	September 30,	September 30,
	2024	2023
Assets
Non-current assets
Goodwill	1,554,621	1,593,917
Intangible assets (other than goodwill)	1,639,393	1,705,736
Property, plant and equipment	318,843	286,053
Right-of-use assets	171,334	122,984
Deferred tax assets	117	-
Other assets	37,351	38,234
Total non-current assets	3,721,659	3,746,924
Current assets
Inventories	624,807	595,092
Trade and other receivables	114,302	91,764
Current tax assets	11,263	10,361
Other current assets	57,065	38,922
Cash and cash equivalents	355,843	344,407
Total current assets	1,163,280	1,080,546
Total assets	4,884,939	4,827,470
Shareholders' equity and liabilities
Shareholders' equity	2,625,019	2,400,588
Non-current liabilities
Loans and borrowings	1,169,965	1,815,695
Tax receivable agreement liability	344,590	-
Lease liabilities	143,199	103,049
Other provisions	4,867	4,790
Deferred tax liabilities	131,003	109,794
Deferred income	13,737	10,634
Other liabilities	4,666	4,338
Total non-current liabilities	1,812,027	2,048,300
Current liabilities
Loans and borrowings	24,670	37,343
Tax receivable agreement liability	15,300	-
Lease liabilities	40,874	27,010
Trade and other payables	136,280	123,012
Accrued liabilities	29,411	38,645
Other financial liabilities	3,971	7,085
Other provisions	31,164	36,495
Contract liabilities	7,999	7,018
Tax liabilities	144,730	83,332
Deferred income	-	2,680
Other current liabilities	13,494	15,962
Total current liabilities	447,893	378,582
Total liabilities	2,259,920	2,426,882
Total shareholders' equity and liabilities	4,884,939	4,827,470

9	BIRKENSTOCK HOLDING PLC || press release || December 18, 2024

Birkenstock Holding plc

Consolidated Statements of Cash Flows

(In thousands of Euros)

	Year ended September 30,		Three months ended September 30,
	2024	2023	2024	2023
Net income (loss)	191,602	75,022	52,465	(28,287)
Adjustments to reconcile net profit (loss) to net cash flows from operating activities
Depreciation and amortization	101,291	83,413	29,098	21,606
Loss on disposal of property, plant and equipment	229	-	229	-
Change in expected credit loss	(839)	-	(299)	(1,088)
Finance cost, net	127,300	107,036	19,283	25,678
Net exchange differences	7,170	36,056	(14,125)	(15,294)
Non-cash operating items	2,813	65,726	820	47,585
Income tax expense	102,180	78,630	25,781	27,716
Income tax paid	(14,960)	(6,698)	(6,188)	(3,945)
MIP personal income tax paid / reimbursement, net	161	-	11,587	-
Changes in Working capital:	(88,246)	(80,452)	23,958	43,789
- Inventories	(47,959)	(95,620)	(18,100)	(26,729)
- Right to return assets	(335)	1,327	856	1,818
- Trade and other receivables	(27,451)	(26,663)	70,440	65,224
- Trade and other payables	12,506	10,648	(11,714)	(18,412)
- Accrued liabilities	(8,366)	18,870	(5,026)	6,000
- Other current financial liabilities	1,962	(3,775)	843	5,918
- Other current provision	(4,902)	2,427	950	8,979
- Contract liabilities	1,157	5,085	(2,173)	(6,033)
- Prepayments	(8,389)	(565)	(3,992)	(565)
- Other current financial assets	(4,553)	-	(4,553)	-
- Other	(1,916)	7,814	(3,574)	7,589
Net cash flows provided by operating activities	428,701	358,733	142,608	117,760
Interest received net of taxes withheld	6,347	1,846	2,846	1,846
Purchases of property, plant and equipment	(65,434)	(102,152)	(15,909)	(23,986)
Purchases of intangible assets	(8,466)	(795)	(2,336)	1,975
Proceeds from sale of property, plant and equipment	18	339	(2)	(587)
Proceeds from sale of intangible assets	-	29	-	-
Receipt of government grant	8,739	-	0	-
Net cash flows (used in) investing activities	(58,796)	(100,733)	(15,401)	(20,752)
IPO Proceeds, net of transaction costs	449,214	-	-	-
Repayment of loans and borrowings, net	(661,508)	(52,782)	(135,460)	(1,858)
Payment of transaction costs related to refinancing	(5,463)	-	(5,463)	-
Interest paid	(90,093)	(111,986)	(16,501)	(21,694)
Payments of lease liabilities	(37,793)	(28,796)	(12,332)	(6,971)
Interest portion of lease liabilities	(9,402)	(5,721)	(3,366)	(1,504)
Net cash flows (used in) financing activities	(355,045)	(199,285)	(173,122)	(32,027)
Net increase (decrease) in cash and cash equivalents	14,860	58,715	(45,915)	64,981
Cash and cash equivalents at beginning of period	344,407	307,078	404,347	289,609
Net foreign exchange difference	(3,424)	(21,386)	(2,588)	(10,183)
Cash and cash equivalents at end of period	355,843	344,407	355,843	344,407

10	BIRKENSTOCK HOLDING PLC || press release || December 18, 2024

Birkenstock Holding plc

Reconciliation of Revenue

(Unaudited, In thousands of Euros, unless otherwise stated)

	Year ended September 30,			Constant Currency Growth [%]
	2024	2023	Growth [%]
B2B	1,083,721	887,957	22%	23%
DTC	716,687	598,664	20%	21%
Corporate / Other	4,282	5,290	(19)%	(19)%
Total Revenue	1,804,690	1,491,911	21%	22%
Americas	943,710	804,690	17%	19%
Europe	644,888	529,507	22%	21%
APMA	211,810	152,424	39%	42%
Corporate / Other	4,282	5,290	(19)%	(19)%
Total Revenue	1,804,690	1,491,911	21%	22%

	Three months ended September 30,			Constant Currency Growth [%]
	2024	2023	Growth [%]
B2B	240,194	190,557	26%	26%
DTC	214,895	182,526	18%	18%
Corporate / Other	675	1,460	(54)%	(54)%
Total Revenue	455,764	374,543	22%	22%
Americas	225,346	187,238	20%	21%
Europe	171,807	143,463	20%	19%
APMA	57,936	42,382	37%	38%
Corporate / Other	675	1,460	(54)%	(54)%
Total Revenue	455,764	374,543	22%	22%

	Year ended September 30,	Three months ended September 30,
	2024	2024
Total Revenue	1,804,690	455,764
USD impact	10,209	979
CAD impact	1,935	211
Other currencies impact	2,872	60
Total Revenue @ constant currencies	1,819,706	457,013
Revenue growth @ constant currencies	22%	22%

11	BIRKENSTOCK HOLDING PLC || press release || December 18, 2024

Birkenstock Holding plc

Reconciliation of Net profit to Adjusted Net profit

(Unaudited, In thousands of Euros, except share and per share information)

	Year ended September 30,		Three months ended September 30,
	2024	2023	2024	2023
Net profit (loss)	191,602	75,022	52,465	(28,287)
Add (Less) Adjustments:
Share-based compensation expenses(1)	3,591	65,393	-	47,308
Relocation expenses(2)	-	4,600	-	1,098
Restructuring expenses(3)	-	1,953	-	-
IPO-related costs(4)	7,460	30,603	-	15,864
Secondary offering related costs(5)	1,890	-	-	-
Realized and unrealized FX gains / losses(6)	19,641	36,056	(1,654)	(15,294)
Release of capitalized transaction costs(7)	26,858	-	-	-
Tax adjustment(8)	(10,711)	(6,474)	3,916	4,446
Adjusted Net profit (loss)	240,331	207,153	54,727	25,136

Adj. Earnings per share
Basic	1.28	1.13	0.29	0.14
Diluted	1.28	1.13	0.29	0.14

Shares	187,599,357	182,721,369	187,829,202	182,721,369

(1) Represents share-based compensation expenses relating to the management investment plan.

(2) Represents relocation expenses which are considered non-recurring expenses and not representative of the operating performance of the business.

(3) Represents restructuring expenses which are considered non-recurring expenses and not representative of the operating performance of the business.

(4) Represents IPO-related costs, which include consulting as well as legal fees.

(5) Represents costs associated with the secondary offering on behalf of the selling shareholder. The secondary offering was completed on June 28, 2024.

(6) Represents the primarily non-cash impact of foreign exchange rates within profit (loss). We do not consider these gains and losses representative of operating performance of the business because they are primarily driven by fluctuations in the USD to Euro foreign exchange rate on intercompany receivables for inventory and intercompany loans.

(7) Year ended September 30, 2024: €16 million represents capitalized transaction costs of the existing term loans and ABL facility. Due to a new financing agreement (effective August 2, 2024) and replacement of the existing term loans and ABL facility, transaction costs were fully amortized through Finance cost, net, during the third quarter of fiscal 2024. There was a further impact of €11 million from the early repayment of $450 million to the USD Term Loan B in the first quarter of fiscal 2024.

(8) Represents income tax effects for the adjustments as outlined above, except for unrealized foreign exchange gain (loss) and share-based compensation expenses since these have not been treated as tax deductible in the initial tax calculation. Furthermore, the adjustment represents an adjustment of additional income tax expenses related to the fiscal year 2022 resulting from a true-up effect between initial assumptions and tax return.

12	BIRKENSTOCK HOLDING PLC || press release || December 18, 2024

Birkenstock Holding plc

Reconciliation of Net profit to EBITDA and Adjusted EBITDA

(Unaudited, In thousands of Euros, except share and per share information)

	Year ended September 30,		Three months ended September 30,
	2024	2023	2024	2023
Net profit (loss)	191,602	75,022	52,465	(28,287)
Add:
Income tax expense	102,180	78,630	25,781	27,716
Finance cost, net	127,300	107,036	19,283	25,678
Depreciation and amortization	101,291	83,413	29,098	21,606
EBITDA	522,373	344,101	126,627	46,713
Add Adjustments:
Share-based compensation expenses(1)	3,591	65,393	-	47,308
Relocation expenses(2)	-	4,600	-	1,098
Restructuring expenses(3)	-	1,953	-	-
IPO-related costs(4)	7,460	30,603	-	15,864
Secondary offering related costs(5)	1,890	-	-	-
Realized and unrealized FX gains / losses(6)	19,641	36,056	(1,654)	(15,294)
Adjusted EBITDA	554,955	482,706	124,973	95,690

(1) Represents share-based compensation expenses relating to the management investment plan.

(2) Represents relocation expenses which are considered non-recurring expenses and not representative of the operating performance of the business.

(3) Represents restructuring expenses which are considered non-recurring expenses and not representative of the operating performance of the business.

(4) Represents IPO-related costs, which include consulting as well as legal fees.

(5) Represents costs associated with the secondary offering on behalf of the selling shareholder. The secondary offering was completed on June 28, 2024.

(6) Represents the primarily non-cash impact of foreign exchange rates within profit (loss). We do not consider these gains and losses representative of operating performance of the business because they are primarily driven by fluctuations in the USD to Euro foreign exchange rate on intercompany receivables for inventory and intercompany loans.

Birkenstock Holding plc

Reconciliation of Net debt and Net leverage

(Unaudited, In thousands of Euros, unless otherwise stated)

	Year ended September 30,
	2024		2023
Loans and borrowings (Non-current)	1,169,965		1,815,695
+ USD Term Loan (Current)	7,890		7,347
+ Lease liabilities (Non-current)	143,199		103,049
+ Lease liabilities (Current)	40,874		27,010
- Cash and cash equivalents	(355,843)		(344,407)
Net debt	1,006,085		1,608,694
Adjusted EBITDA (LTM)	554,955		482,706
Net leverage	1.8	x	3.3	x

13	BIRKENSTOCK HOLDING PLC || press release || December 18, 2024